UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HURRAY! HOLDING CO., LTD.

(Name of Issuer)

AMERICAN DEPOSITARY SHARES

EACH REPRESENTING ONE HUNDRED ORDINARY SHARES

(Title of Class of Securities)

447773 10 2

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447773 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Granite Global Ventures (Q.P.) L.P. — IRS # 91-2107045

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,266,201 ADS representing 126,620,100 ordinary shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,266,201 ADS representing 126,620,100 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,201 ADS representing 126,620,100 ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.76% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., and Granite Global Ventures L.L.C. (collectively, the “GGV Entities”).  The GGV Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 1,244,929 American Depository Shares (ADS) representing 124,492,900 ordinary shares held by Granite Global Ventures (Q.P.) L.P. and 21,272 ADS representing 2,127,200 ordinary shares held by Granite Global Ventures L.P.  Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.

(3)  This percentage is calculated based upon 21,974,633 ADS (representing 2,197,463,340 ordinary shares) of the Issuer outstanding (as of August 15, 2005), as set forth in the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on September 13, 2005.

(4)  In addition, Granite Global Ventures (Q.P.) L.P. holds 60 ordinary shares (representing a fractional 0.6 ADS) and Granite Global Ventures L.P. holds 20 ordinary shares (representing a fractional 0.2 ADS) for an aggregate total of 80 ordinary shares (representing a fractional 0.8 ADS).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Granite Global Ventures L.P. — IRS # 91-2107044

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,266,201 ADS representing 126,620,100 ordinary shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,266,201 ADS representing 126,620,100 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,201 ADS representing 126,620,100 ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.76% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., and Granite Global Ventures L.L.C. (collectively, the “GGV Entities”).  The GGV Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 1,244,929 American Depository Shares (ADS) representing 124,492,900 ordinary shares held by Granite Global Ventures (Q.P.) L.P. and 21,272 ADS representing 2,127,200 ordinary shares held by Granite Global Ventures L.P.  Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.

(3)  This percentage is calculated based upon 21,974,633 ADS (representing 2,197,463,340 ordinary shares) of the Issuer outstanding (as of August 15, 2005), as set forth in the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on September 13, 2005.

(4)  In addition, Granite Global Ventures (Q.P.) L.P. holds 60 ordinary shares (representing a fractional 0.6 ADS) and Granite Global Ventures L.P. holds 20 ordinary shares (representing a fractional 0.2 ADS) for an aggregate total of 80 ordinary shares (representing a fractional 0.8 ADS).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Granite Global Ventures L.L.C. — IRS # 91-2107046

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,266,201 ADS representing 126,620,100 ordinary shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,266,201 ADS representing 126,620,100 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,201 ADS representing 126,620,100 ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.76% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., and Granite Global Ventures L.L.C. (collectively, the “GGV Entities”).  The GGV Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 1,244,929 American Depository Shares (ADS) representing 124,492,900 ordinary shares held by Granite Global Ventures (Q.P.) L.P. and 21,272 ADS representing 2,127,200 ordinary shares held by Granite Global Ventures L.P.  Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.

(3)  This percentage is calculated based upon 21,974,633 ADS (representing 2,197,463,340 ordinary shares) of the Issuer outstanding (as of August 15, 2005), as set forth in the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on September 13, 2005.

(4)  In addition, Granite Global Ventures (Q.P.) L.P. holds 60 ordinary shares (representing a fractional 0.6 ADS) and Granite Global Ventures L.P. holds 20 ordinary shares (representing a fractional 0.2 ADS) for an aggregate total of 80 ordinary shares (representing a fractional 0.8 ADS).

Item 1.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Granite Global Ventures (Q.P.) L.P., a limited partnership organized under the laws of the State of Delaware (“GGV QP”), Granite Global Ventures L.P., a limited partnership organized under the laws of the State of Delaware (“GGV”) and Granite Global Ventures L.L.C., a limited liability company organized under the laws of the State of Delaware (“GGV LLC,” and collectively with GGV QP and GGV, the “GGV Entities”) in respect of the American Depository Shares (“ADS”), each ADS representing one hundred ordinary shares of Hurray! Holding Co., Ltd. (the “Issuer”).  The ordinary shares are the security underlying the ADS issued  by the Issuer.

	(a)	Name of Issuer Hurray! Holding Co., Ltd.
	(b)	Address of Issuer’s Principal Executive Offices Room 305-306, China Resources Building 8 Jian Guo Men Bei Street Dongcheng District, Beijing, People’s Republic of China 100005

Item 2.
	(a)	Name of Person Filing Granite Global Ventures (Q.P.) L.P. Granite Global Ventures L.P. Granite Global Ventures L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence 2494 Sand Hill Road Suite 100 Menlo Park, CA 94025
	(c)	Citizenship Each of GGV QP and GGV are limited partnerships organized in the State of Delaware. GGV LLC is a limited liability company organized in the State of Delaware.
	(d)	Title of Class of Securities American Depository Shares representing one hundred ordinary shares
	(e)	CUSIP Number 447773 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.							Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
HIP Entity	ADS Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Granite Global Ventures (Q.P.) L.P.	21,272	0	1,266,201	0	1,266,201	1,266,201	5.57%
Granite Global Ventures L.P.	1,244,929	0	1,266,201	0	1,266,201	1,266,201	5.57%
Granite Global Ventures L.L.C.	0	0	1,266,201	0	1,266,201	1,266,201	5.57%

** In addition, Granite Global Ventures (Q.P.) L.P. holds 60 ordinary shares (representing a fractional 0.6 ADS) and Granite Global Ventures L.P. holds 20 ordinary shares (representing a fractional 0.2 ADS) for an aggregate total of 80 ordinary shares (representing a fractional 0.8 ADS).

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006	GRANITE GLOBAL VENTURES (Q.P.) L.P.

	BY:	GRANITE GLOBAL VENTURES L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

February 13, 2006	GRANITE GLOBAL VENTURES L.P.

	BY:	GRANITE GLOBAL VENTURES L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

February 13, 2006	GRANITE GLOBAL VENTURES L.L.C.

By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., and Granite Global Ventures L.L.C.